SOUTHCOAST FINANCIAL CORPORATION
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

Telephone: (843) 884-0504

December 22, 2011

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Southcoast Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 10, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011, filed November 14, 2011
File No. 000-25933

Dear Mr. West:

We have received your comment letter, dated December 8, 2011, relating to the filings listed above, and we plan to respond by January 27, 2011.

Sincerely,

s/ William C. Heslop

William C. Heslop
Senior Vice President and Chief Financial Officer